Filed by BB&T Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File No.: 001-10853
Subject Company: Community First Banking Company

BB&T to acquire Community First Banking
Company of Carrollton, Ga.

      WINSTON-SALEM, N.C. - BB&T Corporation (NYSE: BBT) today said it plans to buy Community First Banking Company (Nasdaq: CFBC) of Carrollton, Ga., in a $128.0 million stock swap that would expand BB&T’s presence in the fast-growing metropolitan Atlanta market.

     Community First Banking Co., with $548.1 million in assets, operates nine banking offices in western Georgia through banking subsidiary Community First Bank. It also operates a consumer finance company, an insurance agency and a full-service brokerage subsidiary.

     The transaction, approved by the directors of both companies, is valued at $35.69 per Community First share based on BB&T's closing price Monday of $36.42. The exchange ratio will be fixed at .98 of a share of BB&T stock for each Community First share. The transaction will be accounted for as a purchase.

     "Community First Banking Company is a highly successful community bank with an operating philosophy and core values similar to ours," said BB&T Chairman and Chief Executive Officer John Allison. "This acquisition will extend our Georgia franchise into some very attractive markets in metro Atlanta and western Georgia."

     The acquisition would move BB&T from eighth to seventh place in Georgia market share and give it the No. 7 market share in metro Atlanta.

     Metro Atlanta is the largest and fastest growing metropolitan statistical area in the Southeast. Job growth in Atlanta is expected to outpace every other city in the country over the next 25 years.

     Community First, founded in 1929, operates two banking offices in Carrollton and one office each in Bowdon, Franklin, Bremen, Villa Rica, Douglasville, Lithia Springs and Hiram.

     Those branches will join BB&T's Atlanta-based community bank region. BB&T divides its banking network into autonomous regions -- each with its own president -- which operate like community banks. Nearly all lending decisions are made locally.

     "As a hometown bank dedicated to the people and businesses of west Georgia, it's great to be joining a customer-oriented organization like BB&T," said Community First President and CEO Gary D. Dorminey, who will join BB&T's Georgia board of directors. "We're glad BB&T is a financial institution that believes strongly that local bankers know what's best for their customers."

     Community First customers will be introduced to BB&T's renowned branch-based sales culture and its broad product and services line, including insurance, mutual funds, trust, online banking, annuities, investment banking, retail brokerage, treasury services, international banking and leasing.

     The Community First Banking Company board of directors will form a new BB&T advisory board for the Carrollton area.

     The merger, which is subject to the approval of Community First shareholders and banking regulators, is expected to be completed in the fourth quarter of 2001.

      Winston-Salem-based BB&T Corporation, with $64.2 billion in assets, operates 932 banking offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Tennessee, Kentucky, Alabama and Washington, D.C.

     BB&T Corporation is the nation's 17th largest financial holding company. More information is available at www.BBandT.com.

     This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

     Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

     The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of Community First Banking Company, on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated July 9, 2001, between BB&T and Community First Banking Company. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

     Shareholders of Community First and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, Community First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters.

     After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from BB&T and Community First Banking Company as follows:

     Alan W. Greer, Shareholder Reporting, BB&T Corporation, P.O. Box 1290, Winston-Salem, NC, 27102. Telephone: (336) 733-3021.

     C. Lynn Gable, Chief Financial Officer, Community First Banking Company, P.O. Box 250, Carrollton, GA, 30117. Telephone: (770) 838-7271.

     In addition to the proposed registration statement and proxy statement/prospectus, BB&T and Community First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and Community First's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

BB&T
 and
Community First Banking Company
Carrollton, GA
Expanding a Great Franchise

Analyst Presentation
July 10, 2001

Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in Community First Banking Company's fee income ratio, the anticipated accretive effect of the merger, and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Community First Banking Company, the amount of general and administrative expense consolidation, costs relating to converting Community First Banking Company's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies, and the cost related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities: (1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Community First Banking Company, may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Community First Banking Company are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and Community First Banking Company may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Community First Banking Company.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management's ability to control or predict.

Outline

o Background and transaction terms
o Financial data
o Rationale and strategic objectives
o Investment criteria
o Summary

BB&T Corporation (BBT)

o $68.5 billion financial holding company*
o 1,088 branch locations in NC, SC, VA, GA, MD, WV, KY, TN, AL and the District of Columbia*

		For 3 months ended 3/31/01**

o	ROA	1.61%
o	Cash Basis ROA	1.74%
o	ROE	20.03%
o	Cash Basis ROE	25.36%
o	Cash Basis Efficiency Ratio	48.90%

*Includes the pending acquisition of F&M National Corporation and excludes branches to be divested
** Recurring earnings

Community First Banking Company
(CFBC)

  $548.1 million bank holding company*
  9 locations in Georgia*

		For 3 months ended 3/31/01**

o	ROA	1.38%
o	Cash Basis ROA	1.40%
o	ROE	17.09%
o	Cash Basis ROE	17.44%
o	Cash Basis Efficiency Ratio	54.91%

* Includes First Deposit Bancshares, Inc., which was acquired by CFBC in May, 2001
**Recurring earnings

Pro Forma Company Profile

  Size: $69.0 billion in assets
  $16.7 billion in market capitalization*o

Offices:	NC:	338
	VA:	278
	GA:	138
	SC:	99
	WV:	94
	MD:	94
	TN:	36
	KY:	10
	DC:	8
	AL:	2
	Total	1,097

*Based on closing prices as of 07/09/01

Terms of the Transaction

Terms of the Transaction

o	Purchase price:	$35.69 per share*
o	Aggregate value:	$128.0 million*
o	Consideration:	Fixed exchange ratio of .98 of a share of BB&T common stock for each CFBC share
o	Structure:	Tax-free exchange of stock equal to 100% of purchase price
o	Accounting Treatment:	Transaction will be accounted for as a purchase
o	Lock-up provision:	Stock option agreement
o	Expected closing:	Fourth quarter 2001

*Based on BB&T's closing stock price of $36.42 as of 07/09/01

Pricing

o	Purchase price	$35.69
o	Premium/market	27.88%*
o	Price/3-31-01 stated book	3.31x
o	Price/LTM EPS	19.19x
o	Price/LTM Core EPS	18.98x
o	Price to 2001 EPS estimate	16.22x
o	BB&T shares issued	3.5 million**

*Based on CFBC's closing stock price of $27.91 as of 07/09/01
**BB&T shares issued based on CFBC shares outstanding adjusted for stock options using the treasury method. BB&T expects to repurchase all shares issued.

Acquisition Comparables*

Comparable Acquisitions Announced in the Southeast since October 1, 2000 with Seller Assets over $50 Million

									Deal Pr/	Deal Pr/
		Date	Seller		Deal Value/	Deal Pr/	Deal	Deal Pr/	LTM	LTM Core
Buyer	Seller	Announced	Total Assets	Deal Value	Assets	Stock Pr	Pr/Bk	Tg Bk	EPS	EPS
			($M)	($M)	(%)	(%)	(%)	(%)	(x)	(x)
Alabama National BanCorp	Peoples State Bk of Groveland	10/10/2000	116.4	15.5	13.31	NA	183.0	183.0	NA	12.8
First Bancorp	Century Bancorp Inc.	10/20/2000	100.5	21.7	21.58	37.54	121.2	121.2	21.1	21.1
Wachovia Corp.	Republic Security Financial	10/30/2000	3,397.0	342.9	10.09	17.89	165.1	184.7	13.5	14.9
WesBanco Inc.	Freedom Bancshares Inc.	11/24/2000	97.2	11.0	11.31	NA	146.2	146.8	NA	18.6
BB&T Corporation	Century South Banks, Inc.	12/5/2000	1,614.5	428.2	26.50	26.70	271.2	290.6	23.0	20.4
Trustmark Corporation	Barret Bancorp, Inc.	12/13/2000	510.2	102.4	20.07	NA	122.0	140.1	13.2	NA
F.N.B. Corporation	Citizens Community Bancorp, Inc.	12/18/2000	154.4	38.6	25.00	100.00	210.3	210.3	45.8	45.8
Pocahontas Bancorp, Inc.	Walden/Smith Financial Group, Inc.	1/4/2001	151.0	28.0	18.55	NA	181.5	184.5	16.6	NA
Community First Banking Company	First Deposit Bancshares, Inc	1/18/2001	138.8	29.1	20.97	23.01	119.6	119.6	18.5	18.5
BB&T Corporation	F&M National Corporation	1/24/2001	4,038.0	1,168.6	28.90	47.20	294.9	325.3	21.2	21.1
BB&T Corporation	Virginia Capital Bancshares, Inc.	1/24/2001	532.7	180.5	33.90	(9.80)	110.5	110.5	20.3	20.3
Royal Bank of Canada	Centura Banks, Inc.	1/26/2001	11,482.0	2,330.0	20.29	29.46	238.5	279.3	23.4	18.8
Hancock Holding Company	Lamar Capital Corporation	1/31/2001	407.3	47.4	11.64	28.46	134.8	135.1	12.2	12.2
WesBanco, Inc.	American Bancorporation	2/22/2001	715.4	74.0	10.34	58.99	216.0	227.4	14.5	18.3
First Virginia Banks Inc.	James River Bankshares Inc.	3/5/2001	516.1	110.7	21.45	58.06	195.6	207.4	19.0	18.4
SouthTrust Corporation	CENIT Bancorp, Inc.	5/4/2001	664.8	121.6	18.29	65.15	231.2	244.5	19.6	18.4
Average			1,539.8	315.6	19.5	40.2	183.9	194.4	20.1	20.0
Median			513.2	88.2	20.2	27.6	182.3	184.6	18.7	18.4

Deal Price: $35.69
BB&T Corp	Community First Banking Company		548.1	128.0	23.4	27.9	331.0	340.6	19.2	19.0
Over/(Under) Average Comparables					3.8	(12.3)	147.1	146.2	(0.9)	(1.0)

*Source for Acquisition Comparables: SNL Securities.

Financial Data

Financial Summary

   For Quarter Ended 3/31/01

	BB&T*	CFBC*
ROA	1.61%	1.38%
ROE	20.03	17.09
Net interest margin (FTE)	4.08	4.42
CB Efficiency ratio	48.90	54.91
Net charge-offs	0.25	0.17
Reserve/NPLs	301.46	520.84
NPAs/assets	0.38	0.27

*Recurring earnings

Capital Strength

	BB&T	CFBC
	(3/31/01)	(3/31/01)
Equity/assets	8.1%	7.7%
Leverage capital ratio	6.8%	7.6%
Total risk-based capital	11.8%	11.0%

Rationale For Acquisition

  BB&T has an announced strategy to pursue in-market (Carolinas/Virginia/West Virginia/DC/Maryland/Georgia/ Tennessee) and contiguous state acquisitions of high quality banks and thrifts in the $250 million to $10 billion range. The acquisition of Community First Banking Company is consistent with this strategy.
  This acquisition is very consistent with past acquisitions which we have successfully executed, i.e., it fits our model.
  Community First provides BB&T with an enhanced presence in high growth markets in Metro Atlanta.

Strategic Objectives

The key strategic objectives achieved in this acquisition:

  Increases market share in BB&T's existing Metro Atlanta markets
  Improves efficiency
  - 25% cost savings fully realized in the first 12 months of operations following conversion
  Utilizes Community First's branch franchise to sell BB&T's broad array of retail and commercial banking products to their existing customer base and expand the reach of the branch beyond Community First's traditional customer
  Increases product and market penetration through the use of BB&T's world standard sales system

Franchise Enhancement

  Provides added presence to BB&T's existing markets in Metro Atlanta
  Extends BB&T's branch distribution system in attractive markets in the western quadrant of Metro Atlanta
  Increases BB&T's market share in Georgia from 7th place to 6th place
  Significantly increases market share in western Georgia, giving BB&T the top market share in the Carrollton Area Federal Banking Market
  Significant cross-sell opportunities from addition of BB&T's broad product line

Efficiency Improvement

Targeted Annual Cost Savings
 $3.5 million or approximately
25% of CFBC's expense base

After-Tax One-Time Charges

One-time after-tax merger-related charges $2.9 million

Branch Locations

Branch Locations

Market Characteristics

  Georgia is the 10th most populated state. In the past 5 years, the population gain is the 4th largest in the country.
  Job growth in Georgia is projected to be the fastest in the Southeast.
  With 3.76 million residents (2000 estimate), the Metro Atlanta market is the Southeast's largest and fastest growing MSA, ranking 11th in the nation.
  With a projected 267,600 new jobs created between 1995-2000, Metro Atlanta was rated as the Top Metropolitan Area for Job Creation by DRI/McGraw Hill.

Georgia

Market Characteristics

  In 1999 Metro Atlanta was ranked #1 nationally in terms of population net migration by the Bureau of Census.
  Metro Atlanta experienced the 2nd largest population growth in the US from 1990 to 1998, behind only Los Angeles, CA.
  The US Bureau of Labor Statistics projects employment in Atlanta to increase by 1.8 million between 1998-2025, the fastest job growth in the US.
  Metro Atlanta was noted as having the "Best Economic Performance in the US" from 1997-2000 by EYKL Ernst & Young Kenneth Leventhal Group.

Metro Atlanta

BB&T Investment Criteria

  EPS and Cash Basis EPS (accretive by year 2)
  Internal rate of return (15% or better)
  Return on equity and Cash Basis ROE (accretive by year 3)
  Return on assets and Cash Basis ROA (accretive by year 3)
  Book value per share (accretive by year 5)
  Must not cause combined leverage capital ratio to go below 7%

Criteria are listed in order of importance. There are sometimes trade- offs among criteria.

Assumptions

  BB&T's 2001 EPS is based on the First Call estimate of $2.43 and subsequent years are based on 12% income statement and balance sheet growth.
  CFBC's 2001 fully diluted core EPS, prior to acquisition effects, is based on CFBC management's estimate of $2.20.
  25% annual cost savings ($3.5 million) fully realized in the first 12 months following conversion.
  Growth Rates - Following the acquisition, we have assumed a base rate of 12% income statement and balance sheet growth except for the enhancement cited below:
  - CFBC's noninterest income is grown at approximately 20% in years 1 through 5 in order to achieve a fee income ratio of 25% by year 5 and is then grown at 12% in years 6 - 10.
  CDI is amortized over ten years using the sum of the years digits method.
  CFBC's loan loss allowance is conformed to BB&T's allowance level of 1.30%.
  CFBC's net charge-off rate for loan losses is raised to 0.35% in year 1 and is held constant thereafter.
  BB&T expects to repurchase all shares issued in the transaction.

Earnings Per Share Impact

		Accretion		Accretion
		(Dilution)	Pro Forma	(Dilution)
	Pro Forma	Pro Forma	Cash Basis	Pro Forma
	EPS	Shares	EPS	Shares
2002	$ 2.87	$ 0.004	$2.88	$ 0.015
2003	3.22	0.008	3.23	0.017
2004	3.61	0.014	3.62	0.022
2005	4.05	0.020	4.06	0.027
2006	4.54	0.027	4.55	0.034
2007	5.09	0.034	5.09	0.039
2008	5.70	0.041	5.70	0.045
2009	6.39	0.049	6.39	0.052
2010	7.16	0.058	7.16	0.060
2011	8.02	0.067	8.02	0.069
	Internal rate of return	17.66%

ROE Impact 1

			Pro Forma
	Pro Forma		Cash Basis
	ROE (%)	Change	ROE (%)	Change
2002	21.14	0.03	24.91	0.63
2003	20.77	0.05	23.91	0.52
2004	20.39	0.06	23.01	0.44
2005	20.04	0.07	22.25	0.38
2006	19.75	0.08	21.62	0.33

1 The decrease in ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future purchase acquisitions.

ROA Impact

			Pro Forma
	Pro Forma		Cash Basis
	ROA (%)	Change	ROA (%)	Change
2002	1.68	(0.01)	1.71	(0.01)
2003	1.69	(0.01)	1.71	0.00
2004	1.69	(0.01)	1.71	0.00
2005	1.69	(0.01)	1.71	(0.00)
2006	1.70	(0.00)	1.71	(0.00)

Book Value/Capital Impact

                                                                                          Pro Forma
                                                                                Book Value Per Share              Pro Forma

		Accretion	Leverage	Accretion
	Stated	(Dilution)	Ratio (%)	(Dilution)
2002	$14.70	$0.00	7.62	(0.20)
2003	16.79	0.01	7.90	(0.18)
2004	19.17	0.02	8.17	(0.16)
2005	21.85	0.03	8.40	(0.15)
2006	24.84	0.05	8.62	(0.13)
2007	28.20	0.08	8.81	(0.12)
2008	31.97	0.10	8.98	(0.10)
2009	36.19	0.14	9.13	(0.09)
2010	40.92	0.18	9.27	(0.08)
2011	46.21	0.23	9.39	(0.07)

Summary

  The acquisition of Community First Banking Company is a strong strategic fit:
  - It helps accomplish our goal of expanding the Georgia market; more specifically, the Atlanta MSA
  - It fits culturally and geographically
  - This is the type of merger we have consistently, successfully executed
  Overall Investment Criteria are met:
  - EPS and Cash Basis EPS accretive in year 1
  - IRR 17.66%
  - ROE and Cash ROE accretive immediately
  - ROA is dilutive in all years and Cash ROA is accretive in year 9
  - Book value accretive immediately
  - Combined leverage ratio remains above 7%

Appendix

  Historical Financial Data
  Glossary
  Where to go for additional information about BB&T, Community First Banking Company and the merger

Community First Banking Company
 Financial Summary

							Three months	3/31/01
							ended	vs.
		%		%		%	March 31,	3/31/00
	1998	Change	1999	Change	2000	Change	2001	% change
Earnings Summary (In thousands)
Interest Income (FTE)
Interest on loans & leases	$ 25,903	-2.7%	$25,706	-0.8%	$29,531	14.9%	$7,612	11.0%
Interest & dividends on securities	4,941	29.4%	4,441	-10.1%	4,354	-2.0%	860	-26.8%
Interest on temporary investments	1,436	35.0%	440	-69.4%	118	-73.2%	160	400.0%
Total interest income (FTE)	32,280	2.4%	30,587	-5.2%	34,003	11.2%	8,632	7.1%
Interest Expense
Interest expense on deposit accounts	14,252	-1.8%	12,147	-14.8%	13,719	12.9%	3,810	22.4%
Interest on short-term borrowings	2,394	193.7%	3,288	37.3%	3,965	20.6%	21	-83.2%
Interest on long-term debt	--	N/A	--	N/A	--	N/A	569	-28.1%
Total interest expense	16,646	8.6%	15,435	-7.3%	17,684	14.6%	4,400	9.2%
Net interest income (FTE)	15,634	-3.4%	15,152	-3.1%	16,319	7.7%	4,232	4.9%
Less taxable equivalency adjustment	60	7.1%	31	-48.3%	3	-90.3%	55	12.2%
Net interest income	15,574	-3.5%	15,121	-2.9%	16,316	7.9%	4,177	4.8%
Provision for loan losses	782	-62.2%	1,015	29.8%	825	-18.7%	212	-9.4%
Net interest income after provision	14,792	5.2%	14,106	-4.6%	15,491	9.8%	3,965	5.7%
Noninterest Income
Service charges on deposit accounts	3,061	12.1%	2,248	-26.6%	2,215	-1.5%	568	12.3%
Non-deposit fees and commissions	609	16.4%	720	18.2%	656	-8.9%	178	-16.0%
G / (L) on sale of real estate & securities	860	N/A	40	-95.3%	105	162.5%	16	-328.6%
Other operating income	423	-7.4%	697	64.8%	920	32.0%	310	8.4%
Total noninterest income	4,953	34.2%	3,705	-25.2%	3,896	5.2%	1,072	7.5%
Noninterest Expense
Personnel	6,820	-3.4%	6,319	-7.3%	6,685	5.8%	1,709	1.6%
Occupancy & equipment	2,031	6.5%	1,349	-33.6%	1,260	-6.6%	311	-4.3%
FDIC premiums	179	11.9%	164	-8.4%	107	-34.8%	15	0.0%
Other operating expenses	4,506	-17.4%	3,644	-19.1%	3,441	-5.6%	897	-1.0%
Total noninterest expense	13,536	-7.2%	11,476	-15.2%	11,493	0.1%	2,932	0.1%
Net income before taxes	6,209	95.9%	6,335	2.0%	7,894	24.6%	2,105	15.7%
Income taxes	1,924		1,971		2535		733
Net income before nonrecurring charges	4,285	34.0%	4,364	1.8%	5,359	22.8%	1,372	11.2%
Nonrecurring charges	(1,282)		(3,890)		--		(68)
Net income	$ 3,003	2557.5%	$ 474	-84.2%	$ 5,359	1030.6%	$1,304	5.7%
Basic EPS	$ 0.87	2803.1%	$ 0.18	-79.1%	$ 1.90	940.8%	$ 0.45	0.1%
Diluted EPS	0.82	2620.5%	0.17	-79.2%	1.90	1018.1%	0.44	5.4%
Diluted EPS before nonrecurring charges	1.16	63.2%	1.56	34.2%	1.90	21.4%	0.46	10.8%
Book value	$ 10.13	-34.2%	$ 9.75	-3.8%	$ 10.76	10.4%	$10.78	11.6%
EOP shares	2,578		2,789		2,945		2,837
Basic shares	3,448		2,598		2,822		2,914
Diluted shares	3,679		2,791		2,822		2,962

Community First Banking Company
Financial Summary

	1998	% Change	1999	% Change	2000	% Change	Three months ended March 31, 2001	3/31/01 vs. 3/31/00 Change
Average Balance Sheet (In thousands) Assets
Loans	$272,055	-4.1%	$278,929	2.5%	$308,681	10.7%	$310,539	5.6%
Securities	82,398	53.5%	71,182	-13.6%	65,030	-8.6%	50,387	-21.0%
Other earning assets	25,533	32.5%	8,309	-67.5%	1,903	-77.1%	20,791	82.8%
Total interest-earning assets	379,986	6.5%	358,420	-5.7%	375,614	4.8%	381,717	3.4%
Goodwill & other intangibles	875	-3.4%	772	-11.8%	802	3.9%	861	20.4%
Other assets	28,620	12.7%	21,215	-25.9%	18,231	-14.1%	16,332	6.9%
Total assets	$409,481	6.9%	$380,406	-7.1%	$394,646	3.7%	$398,910	3.5%
Net interest margin	4.11%		4.23%		4.34%		4.43%
Liabilities & Shareholders' Equity
Interest-bearing deposits:
Money Market & NOW	$ 56,842	16.6%	$ 53,588	-5.7%	$ 52,747	-1.6%	$ 53,313	-1.8%
Savings	37,902	-3.4%	31,566	-16.7%	28,208	-10.6%	26,429	-9.8%
CD's and other time	204,932	-1.9%	190,949	-6.8%	207,640	8.7%	220,273	11.5%
Total interest-bearing deposits	299,676	1.0%	276,103	-7.9%	288,595	4.5%	300,015	6.7%
Short-term borrowed funds	41,197	206.0%	57,641	39.9%	60,043	4.2%	1,926	-65.9%
Long-term debt	--	N/A	--	N/A	--	N/A	45,209	-17.9%
Total interest-bearing liabilities	340,873	9.9%	333,744	-2.1%	348,638	4.5%	347,150	1.5%
Demand deposits	15,942	-26.2%	15,406	-3.4%	13,812	-10.3%	13,977	6.1%
Other liabilities	5,087	80.4%	4,304	-15.4%	3,669	-14.8%	5,672	73.9%
Total liabilities	361,902	8.1%	353,454	-2.3%	366,119	3.6%	366,799	2.4%
Preferred equity	1	N/A	1	N/A	--	N/A	--	N/A
Common equity	47,578	-1.5%	26,952	-43.4%	28,527	5.8%	32,111	19.1%
Total equity	47,579	-1.5%	26,952	-43.4%	28,527	5.8%	32,111	19.1%
Total liabilities & shareholders' equity	$409,481	6.9%	$380,406	-7.1%	$394,646	3.7%	$398,910	3.5%

Community First Banking Company
Financial Summary

	1998	% Change	1999	% Change	2000	% Change	Three months ended March 31, 2001	3/31/01 vs. 3/31/00 Change
Ratio Analysis
ROA	1.05%		1.15%		1.36%		1.38%
ROCE	9.01%		16.19%		18.79%		17.09%
Efficiency ratio	68.6%		61.0%		57.2%		55.4%
Adj. noninterest income / Adj. revenues	20.7%		19.5%		18.9%		20.0%
Average equity / Average assets	11.6%		7.1%		7.2%		8.0%
Credit Quality
(In thousands)
Beginning	$ 2,789		$ 2,880		$ 3,379		$ 3,804
Provision	782		1,015		825		212
Acquired allowance	--		--		--		--
Net charge-offs	(691)		(516)		(400)		(132)
Ending allowance	$ 2,880		$ 3,379		$ 3,804		$ 3,884
Allowance	1.08%		1.15%		1.22%		1.25%
Charge-off rate	0.25%		0.18%		0.13%		0.17%
Period end loans & leases	$ 267,735	-6.5%	$ 294,183	9.9%	$ 311,811	6.0%	$ 311,750	2.1%
Period end common equity	$ 26,123	-62.2%	$ 27,198	4.1%	$ 31,696	16.5%	$ 30,598	15.0%
Period end total assets	$ 391,986	-0.5%	$ 386,048	-1.5%	$ 394,506	2.2%	$ 399,643	0.8%

Glossary

Return on Assets - recurring earnings for the period as a percentage of average assets for the period.

Return on Equity - recurring earnings for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios - These calculations exclude the effect on net income of amortization expense applicable to certain intangible assets. The ratios also exclude the effect of the unamortized balances of these intangibles from assets and equity.

Efficiency Ratio - calculated as recurring noninterest expense as a percentage of the sum of recurring net interest income on a fully taxable equivalent basis and recurring noninterest income.

Leverage Capital Ratio - Common shareholders' equity excluding unrealized securities gains and losses and certain intangible assets as a percentage of average assets for the most recent quarter less certain intangible assets.

Total Risk-Based Capital Ratio - The sum of shareholders' equity, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio - Loan losses net of recoveries as a percentage of average loans and leases.

Internal Rate of Return - The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Recurring Results or Ratios - earnings excluding charges and expenses principally related to completing mergers and acquisitions.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of Community First Banking Company on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated July 9, 2001, between BB&T and Community First. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release #'s 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

Shareholders of Community First and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, Community First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from CFBC and BB&T as follows:

C. Lynn Gable	Alan W. Greer
Chief Financial Officer	Shareholder Reporting
Community First Banking Company	BB&T Corporation
Post Office Box 250	Post Office Box 1290
Carrollton, Georgia 30117	Winston-Salem, North Carolina 27102
Phone: (770) 838-7271	Phone: (336) 733-3021

In addition to the proposed registration statement and proxy statement/prospectus, BB&T and CFBC file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and CFBC's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.